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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Water Pik Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

94113U 100

(Cusip Number)

Tennenbaum Capital Partners, LLC
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 94113U 100			Page 2 of 12

1.	Name of Reporting Person: Tennenbaum Capital Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 95-4759860) (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,360,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,360,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“SVBF”), and Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBFII”), which are the registered holders of the Common Stock of Water Pik Technologies, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 12,354,153 shares of Common Stock of Water Pik Technologies, Inc. outstanding as of November 6, 2003, as reported by Water Pik Technologies, Inc. in its Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

CUSIP No. 94113U 100			Page 3 of 12

1.	Name of Reporting Person: Special Value Bond Fund, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 95-4758920)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,360,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,360,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 12,354,153 shares of Common Stock of Water Pik Technologies, Inc. outstanding as of November 6, 2003, as reported by Water Pik Technologies, Inc. in its Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

CUSIP No. 94113U 100			Page 4 of 12

1.	Name of Reporting Person: Special Value Bond Fund II, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 52-2263020)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,360,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,360,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 12,354,153 shares of Common Stock of Water Pik Technologies, Inc. outstanding as of November 6, 2003, as reported by Water Pik Technologies, Inc. in its Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

CUSIP No. 94113U 100			Page 5 of 12

1.	Name of Reporting Person: SVIM/MSM, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 95-4760193)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,360,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,360,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 12,354,153 shares of Common Stock of Water Pik Technologies, Inc. outstanding as of November 6, 2003, as reported by Water Pik Technologies, Inc. in its Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

CUSIP No. 94113U 100			Page 6 of 12

1.	Name of Reporting Person: SVIM/MSM II, LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 52-2263031)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,360,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,360,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 12,354,153 shares of Common Stock of Water Pik Technologies, Inc. outstanding as of November 6, 2003, as reported by Water Pik Technologies, Inc. in its Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

CUSIP No. 94113U 100			Page 7 of 12

1.	Name of Reporting Person: Tennenbaum & Co., LLC		I.R.S. Identification Nos. of above persons (entities only): (IRS ID # 95-4587347)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,360,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,360,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 12,354,153 shares of Common Stock of Water Pik Technologies, Inc. outstanding as of November 6, 2003, as reported by Water Pik Technologies, Inc. in its Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

CUSIP No. 94113U 100			Page 8 of 12

1.	Name of Reporting Person: Michael E. Tennenbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 2,360,485 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 2,360,485 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,485 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.1%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 12,354,153 shares of Common Stock of Water Pik Technologies, Inc. outstanding as of November 6, 2003, as reported by Water Pik Technologies, Inc. in its Form 10-Q for the quarter ended September 30, 2003, filed on November 10, 2003.

                    This Amendment No. 1 to Schedule 13D relating to Water Pik Technologies, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on January 12, 2001 (the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 2.	Identity and Background.

                    The information in Item 2 is hereby amended and restated as follows:

                    (a)     This statement is being filed by Tennenbaum Capital Partners, LLC (formerly Special Value Investment Management, LLC), a Delaware limited liability company (“TCP”), Special Value Bond Fund, LLC, a Delaware limited liability company (“SVBF”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBFII”), SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSMII”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, SVBF, SVBFII, SVIM/MSM, SVIM/MSMII, TCO and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

                    (b)     The address of the Reporting Persons’ principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

                    (c)     The principal business of TCP is investment advising. Its managing member is TCO. The principal business of each of SVBF and SVBFII is making investments and managing assets. The investment advisor to each of SVBF and SVBFII is TCP. The managing member of SVBF is SVIM/MSM. The managing member of SVBFII is SVIM/MSMII. The principal business of SVIM/MSM is serving as managing member of SVBF. Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of SVBFII. Its managing member is TCO. The principal business of TCO is making investments and managing assets. Its managing member is Michael E. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.

                    (d)     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

                    (e)     During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                    (f)     Mr. Tennenbaum is a United States citizen.

Item 4.	Purpose of Transaction.

                    The information in Item 4 is hereby amended and restated as follows:

                    On November 14, 2003, the Reporting Persons submitted a proposal to the Issuer for inclusion in the Issuer’s proxy statement and proxy card for its 2004 annual meeting of stockholders. The proposal, which is attached hereto as Exhibit 4 and incorporated herein by reference, requests that the Issuer’s board of directors take all necessary actions to declassify the board of directors and eliminate certain other anti-takeover defenses as soon as practicable.

                    The Reporting Persons intend to monitor and evaluate their investment in the Issuer on a continuing basis. Except as set forth herein, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of shares of the Issuer’s Common Stock from one or more sellers in the open market or otherwise and/or dispose of all or a portion of their shares of Common Stock in the open market or otherwise.

Item 5.	Interest in Securities of the Issuer.

                    The information in Item 5 is hereby amended and supplemented as follows:

                    (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 19.1% of the outstanding shares of Common Stock of the Issuer, based on the 12,354,153 shares reported to be outstanding on November 6, 2003 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

                    SVBF has the sole power of voting and disposition with respect to the 650,000 shares of Common Stock that it has acquired, and SVBFII has the sole power of voting and disposition with respect to the 1,710,485 shares of Common Stock that it has acquired. By reason of (i) Mr. Tennenbaum’s position as managing member of TCO, (ii) TCO’s position as managing member of TCP, SVIM/MSM and SVIM/MSMII, (iii) SVIM/MSM’s position as managing member of SVBF, (iv) SVIM/MSMII’s position as managing member of SVBFII, and (v) TCP’s position as investment advisor to SVBF and SVBFII, each of Mr. Tennenbaum, TCO, TCP, SVIM/MSM and SVIM/MSMII may be deemed to share such powers of voting and disposition.

                    (c) The Reporting Persons have not effected any transactions in the Issuer’s Common Stock within 60 days prior to the date of this statement.

                    (d)-(e) Not applicable.

Item 7.	Exhibits.

                    The information in Item 7 is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement (previously filed as an exhibit to Schedule 13D)

Exhibit 2	Stock Purchase Agreement, dated as of December 29, 2000, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 3	Registration Rights Agreement, dated as of January 3, 2001, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 4	Notice of Intention to Present Business at 2004 Annual Meeting, dated November 14, 2003, submitted by the Reporting Persons to the Issuer.

SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SPECIAL VALUE BOND FUND, LLC, a Delaware limited liability company

	By:	SVIM/MSM, LLC
	Its:	Managing Member

		By:	Tennenbaum & Co., LLC
		Its:	Managing Member

SPECIAL VALUE BOND FUND II, LLC, a Delaware limited liability company

	By:	SVIM/MSM II, LLC
	Its:	Managing Member

		By:	Tennenbaum & Co., LLC
		Its:	Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

	By:	Tennenbaum & Co., LLC
	Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum

	Name:	Michael E. Tennenbaum
	Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum

Michael E. Tennenbaum

Exhibit Index

Exhibit 1	Joint Filing Agreement (previously filed as an exhibit to Schedule 13D)

Exhibit 2	Stock Purchase Agreement, dated as of December 29, 2000, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 3	Registration Rights Agreement, dated as of January 3, 2001, by and among Water Pik Technologies, Inc., Special Value Bond Fund, LLC and Special Value Bond Fund II, LLC, incorporated herein by reference to Exhibit 4.1 to Current Report on Form 8-K of Water Pik Technologies, Inc. filed with the Securities and Exchange Commission on January 11, 2001.

Exhibit 4	Notice of Intention to Present Business at 2004 Annual Meeting, dated November 14, 2003, submitted by the Reporting Persons to the Issuer.